Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended June 30,
	2015	2014	2013	2012	2011
	($ in millions)
Earnings:
Add:
Earnings from continuing operations before income taxes	$438.9	$395.5	$323.2	$200.9	$269.7
Fixed charges	37.6	36.9	28.0	28.4	25.7
Amortization of capitalized interest	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
The minority interest in the pre-tax income/(loss) of subsidiaries that have not incurred fixed charges(2)	(5.5)	0.4	0.1	(0.7)	(0.2)
Total	$482.0	$432.0	$351.1	$230.0	$295.6
Fixed charges:
Interest expense	$25.4	$23.9	$14.5	$14.0	$9.9
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—
Estimate of the interest within rental expense(1)	12.2	13.0	13.5	14.4	15.8
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Total	$37.6	$36.9	$28.0	$28.4	$25.7
Ratio of Earnings to Fixed Charges	12.8	11.7	12.5	8.1	11.5

(1)	One-third of rental expense under operating leases is assumed to be the equivalent of interest.

(2)	Represents the Company’s share of gains (losses) from its equity method investments.